Term sheet No. 1365AQ
To underlying supplement No.1 dated September 29, 2009,
product supplement AQ dated September 29, 2009,
prospectus dated September 29, 2009 and
prospectus supplement dated September 29, 2009
Registration Statement No. 333-162195 Dated November 4, 2011; Rule 433

Deutsche Bank AG, London Branch
$           Bonus Barrier Securities Linked to the S&P 500® Index due May 17*, 2013
General
•
The Bonus Barrier Securities (the “securities”) are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index (the “Index”). The securities do not pay coupons or dividends and investors should be willing to lose up to 100% of their initial investment if the Index closing level decreases below the Lower Barrier on any day during the Observation Period, and, on the Final Valuation Date, is less than the Initial Index Level. If the Index closing level does not decrease below the Lower Barrier on any day during the Observation Period, investors will be entitled to receive a return on their investment equal to the Bonus of between 7.00% to 10.00% (to be determined on the Trade Date). Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing May 17*, 2013.
•	Denominations of $1,000 (the “Face Amount“) and minimum investments of $1,000.
•	The securities are expected to price on or about November 14*, 2011 (the “Trade Date”) and are expected to settle on or about November 17*, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Index:	The S&P 500® Index (Ticker: SPX)
Barrier Event:	A Barrier Event occurs if, on any day during the Observation Period, the Index closing level is less than the Lower Barrier.
Lower Barrier:	50.00% of the Initial Index Level
Payment at Maturity:
At maturity, you will be entitled to receive a cash payment, per $1,000 Face Amount of securities, of $1,000 plus the Additional Amount, which may be positive, negative or zero. Any Payment at Maturity is subject to the credit of the Issuer.

Additional Amount:
An amount in cash paid at maturity, per $1,000 Face Amount of securities, which may be positive, zero or negative, calculated as follows:
If a Barrier Event has not occurred:
$1,000 x Bonus
If a Barrier Event has occurred:
$1,000 x the lesser of (i) the Index Return and (ii) the Underlying Cap

Bonus:	7.00% to 10.00% (to be determined on the Trade Date)
Underlying Cap:	7.00% to 10.00% (to be determined on the Trade Date)
Index Return:	The Index Return will be calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the Trade Date
Ending Index Level:	The Index closing level on the Final Valuation Date
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date
Trade Date:	November 14*, 2011
Settlement Date:	November 17*, 2011
Final Valuation Date†:	May 14*, 2013
Maturity Date†:	May 17*, 2013
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1 EE 7/ US2515A1EE77
* Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.
†Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 9 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Discounts and Commissions (1)	Min. Proceeds to Us
Per security	$1,000.00	$	$
Total	$	$	$
(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $15.00 per $1,000.00 Face Amount of securities.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities
November 4, 2011

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, the product supplement AQ dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement AQ dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509201347/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

What is the Payment at Maturity on the Securities Assuming a Range of Performance for the Index?
The following table illustrates a range of the hypothetical Payments at Maturity on the securities. The hypothetical returns set forth in the table below assume a hypothetical Initial Index Level of 1,240, a Lower Barrier of 620, equal to 50.00% of the hypothetical Initial Index Level, an Underlying Cap of 8.50% and a Bonus of 8.50%. The actual Initial Index Level, Lower Barrier, Underlying Cap and Bonus will be determined on the Trade Date. The actual return on the securities will be based on whether or not a Barrier Event occurs and on the Index Return, both of which will be based on the performance of the Index. The hypothetical returns set forth below are for illustrative purposes only and are not the actual payment returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		A Barrier Event Does Not Occur		A Barrier Event Does Occur
Hypothetical Ending Index Level ($)	Index Return (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Additional Amount at Maturity ($)	Payment at Maturity ($)
2,480.00	100.00%	$85.00	$1,085.00	$85.00	$1,085.00
2,356.00	90.00%	$85.00	$1,085.00	$85.00	$1,085.00
2,232.00	80.00%	$85.00	$1,085.00	$85.00	$1,085.00
2,108.00	70.00%	$85.00	$1,085.00	$85.00	$1,085.00
1,984.00	60.00%	$85.00	$1,085.00	$85.00	$1,085.00
1,860.00	50.00%	$85.00	$1,085.00	$85.00	$1,085.00
1,736.00	40.00%	$85.00	$1,085.00	$85.00	$1,085.00
1,612.00	30.00%	$85.00	$1,085.00	$85.00	$1,085.00
1,488.00	20.00%	$85.00	$1,085.00	$85.00	$1,085.00
1,364.00	10.00%	$85.00	$1,085.00	$85.00	$1,085.00
1,345.40	8.50%	$85.00	$1,085.00	$85.00	$1,085.00
1,302.00	5.00%	$85.00	$1,085.00	$50.00	$1,050.00
1,240.00	0.00%	$85.00	$1,085.00	$0.00	$1,000.00
1,116.00	-10.00%	$85.00	$1,085.00	-$100.00	$900.00
1,054.00	-15.00%	$85.00	$1,085.00	-$150.00	$850.00
992.00	-20.00%	$85.00	$1,085.00	-$200.00	$800.00
868.00	-30.00%	$85.00	$1,085.00	-$300.00	$700.00
744.00	-40.00%	$85.00	$1,085.00	-$400.00	$600.00
620.00	-50.00%	$85.00	$1,085.00	-$500.00	$500.00
496.00	-60.00%	N/A	N/A	-$600.00	$400.00
372.00	-70.00%	N/A	N/A	-$700.00	$300.00
248.00	-80.00%	N/A	N/A	-$800.00	$200.00
124.00	-90.00%	N/A	N/A	-$900.00	$100.00
0.00	-100.00%	N/A	N/A	-$1,000.00	$0.00

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: A Barrier Event has not occurred and the level of the Index increases 20.00% from the Initial Index Level of 1,240.00 to an Ending Index Level of 1,488.00. Because a Barrier Event has not occurred, the investor receives a Payment at Maturity of $1,085.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x Bonus) =

$1,000 + ($1,000 x 8.50%) = $1,085.00

Example 2: A Barrier Event has not occurred and the level of the Index decreases 20.00% from the Initial Index Level of 1,240.00 to an Ending Index Level 992.00. Because a Barrier Event has not occurred, the investor receives a Payment at Maturity of $1,085.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x Bonus) =

$1,000 + ($1,000 x 8.50%) = $1,085.00

Example 3: A Barrier Event has occurred and the level of the Index increases 20.00% from the Initial Index Level of 1,240.00 to an Ending Index Level of 1.488.00. Because a Barrier Event has occurred and the Index Return of 20.00% is greater than the Underlying Cap of 8.50%, the investor receives a Payment at Maturity of $1,085.00 per $1,000 Face Amount of securities, the maximum payment on the securities, calculated as follows:

$1,000 + ($1,000 x Underlying Cap) =

$1,000 + ($1,000 x 8.50%) = $1,085.00

Example 4: A Barrier Event has occurred and the level of the Index increases 5.00% from the Initial Index Level of 1,240.00 to an Ending Index Level of 1,302.00. Because a Barrier Event has occurred and the Index Return is 5.00%, which is less than the Underlying Cap of 8.50%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x Index Return) =

$1,000 + ($1,000 x 5.00%) = $1,050.00

Example 5: A Barrier Event has occurred and the level of the Index decreases 20.00% from the Initial Index Level of 1,240.00 to an Ending Index Level of 992.00. Because a Barrier Event has occurred and the Index Return is -20.00%, the investor receives a Payment at Maturity of $800.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x Index Return) =

$1,000 + ($1,000 x -20.00%) = $800.00

Example 6: The level of the index decreases 60.00% from the Initial Index Level of 1,240.00 to an Ending Index Level of 496.00. Because the Ending Index Level is less than the Lower Barrier, a Barrier Event has necessarily occurred, and the investor receives a Payment at Maturity of $400.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x Index Return) =

$1,000 + ($1,000 x -60.00%) = $400.00

Selected Purchase Considerations

•
APPRECIATION POTENTIAL IS LIMITED — The securities are linked to the performance of the Index, and, if a Barrier Event does not occur, the securities provide the opportunity to receive a Bonus of between 7.00% and 10.00% (to be determined on the Trade Date). If a Barrier Event occurs, the securities provide the opportunity to receive a return reflecting the Index Return, whether positive or negative, subject to the Underlying Cap of between 7.00% to 10.00% (to be determined on the Trade Date) on the upside. In all cases, your maximum possible return on the securities is limited, and you will not participate in any further appreciation of the Index, which may be significant. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX — The return on the securities, which may be positive, zero, or negative, is linked to the performance of the S&P 500® Index.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

•
TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange, and (ii) your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities (e.g. treating a Barrier Event as a “deemed” exchange), the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any foreign financial institution such as us that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or any of the component stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. An investment in the securities is exposed to the performance of the Index. The return on the securities at maturity is based on whether or not a Barrier Event occurs and whether, and the extent to which, the Index Return is positive or negative. If a Barrier Event occurs and the Ending Index Level is less than the Initial Index Level, your investment will be fully exposed to the decline in the level of the Index, and you will lose some or all of your investment in the securities. The payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

•
THE RETURN ON THE SECURITIES IS LIMITED — If a Barrier Event does not occur, the securities provide the opportunity to receive a Bonus of between 7.00% and 10.00% (to be determined on the Trade Date). If a Barrier Event occurs, the securities provide the opportunity to receive a return reflecting the Index Return, whether positive or negative, subject to the Underlying Cap of between 7.00% and 10.00% (to be determined on the Trade Date) on the upside. In all cases, your maximum possible return on the securities is limited, and you will not participate in any further appreciation of the Index, which may be significant.

•
THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the securities.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

•	THE SECURITIES DO NOT PAY COUPONS – Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks comprising the Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your securities, the Issue Price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

•
LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) may offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE FUND TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE

SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the levels of the Index, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the Index closing level has decreased beyond the Lower Barrier on any day during the Observation Period;

•	the expected volatility of the Index;

•	the time remaining to maturity of the securities;

•	the dividend rate on the stocks underlying the Index;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the term of the securities may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in the return of any of your investment.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graphs set forth the historical performances of the S&P 500® Index from November 2, 2006 through November 2, 2011. The Index closing level on November 2, 2011 was 1,237.90. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any day during the Observation Period, including the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive an up-front commission or fee in connection with the sale of the securities of up to 1.50% or $15.00 per $1,000 Face Amount of securities. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.